UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12b-25


                           NOTIFICATION OF LATE FILING

                          Commission File Number 1-8383


(Check one): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ] Form N-SAR [ ] Form N-CSR

                 For Period Ended: December 31, 2003
                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended: ______________________________

         Read Instructions Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I -- REGISTRANT INFORMATION

Mission West Properties, Inc.
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Full Name of Registrant

N/A
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Former Name if Applicable

10050 Bandley Drive
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Address of Principal Executive Office (Street and Number)

Cupertino, CA 95014
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City, State and Zip Code



PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The  accountant's   statement   or  other  exhibit  required  by  Rule
     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed)

The Registrant's Annual Report on Form 10-K for the year ended December 31, 2003 could not be filed within the prescribed time period because its independent accountant, PricewaterhouseCoopers LLP, San Francisco, California ("PWC"), previously engaged as the principal accountant to audit the financial statements of Mission West Properties, Inc., (the "Company"), resigned as independent auditors for the Company on January 26, 2004. PWC did not issue a report of independent auditors' with respect to the Company's 2003 financial statements prior to its resignation. On February 12, 2004, PWC informed the Company that PWC's audit reports dated January 21, 2002 and January 28, 2003 on the financial statements of the Company for the years ended December 31, 2001 and December 31, 2002 should no longer be relied upon. The Audit Committee of the Company's board of directors has retained independent counsel to investigate matters asserted by PWC subsequent to its resignation. The Company is unable to retain new independent accountants until that investigation has been concluded. Hence, the Company is unable to obtain reports of independent auditors for the financial statements for the years ended December 31, 2001, December 31, 2002 and December 31, 2003 at this time.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

       Carl E. Berg                   408                       725-0700
-------------------------   ------------------------   -------------------------
          (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is
     no, identify report(s).                                      Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                       Yes[ ] No[X]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          MISSION WEST PROPERTIES, INC.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)



has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 16, 2004                             By  /s/ Carl E. Berg
     -----------------------                        ----------------------------
                                                     Carl E. Berg
                                                     Chief Executive Officer